UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2009

KB Financial Group Inc. ———————————————————————————————————
(Translation of registrant’s name into English)

9-1, 2-ga, Namdaemoon-ro, Jung-gu, Seoul 100-703, Korea
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Resignation of a Member of the Audit Committee of Kookmin Bank

On October 6, 2009, Kookmin Bank, a wholly-owned subsidiary of KB Financial
Group Inc., announced the following resignation of a member of its audit committee.

Key Details:

•Details of the resigning member of the audit committee:
 1)Name: Kap Shin
 2)Stated term: From September 29, 2009 to September 28, 2010

•Reason for resignation: Personal reasons

•Resignation date: October 5, 2009

•Audit committee of Kookmin Bank after the resignation:
 1)Number of audit committee members who are non-executive directors: 1
 2)Number of audit committee members who are directors: 1

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KB Financial Group Inc.

Date: October 6, 2009	By:	/s/ Kap Shin
	Name:	Kap Shin
	Title:	Deputy President & CFO